EXHIBIT 99.1

Centerra Gold Achieves 2023 Production Guidance; Begins 2024 with Over $600 Million in Cash and Cash Equivalents; Announces 2024 Outlook

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Feb. 14, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces preliminary production results for the fourth quarter and full year ended December 31, 2023, and issues 2024 guidance. Centerra will release its fourth quarter and full year 2023 operating and financial results after the market closes on Thursday February 22, 2024. The Company will host a conference call and webcast to discuss the results on Friday February 23, 2024, at 9:00 am Eastern Time. Details for the conference call and webcast are included at the end of this news release.

2023 Fourth Quarter and Full Year Highlights

  Fourth quarter 2023 gold production was 129,259 ounces.
  Full year 2023 gold production was 350,317 ounces, which was near the midpoint of the 2023 gold production guidance range of 340,000 to 360,000 ounces, as published on July 31, 2023.
  Copper production was 19.7 million pounds in the fourth quarter 2023, and 61.9 million pounds for the full year 2023, in line with the 2023 copper production guidance range of 60 to 70 million pounds, as published on January 16, 2023.
  As at December 31, 2023, unaudited preliminary cash and cash equivalents was $613 million.
  Consolidated full year 2023 production costs and all-in sustaining costs (“AISC”) on a by-product basisNG are expected to be near the midpoint of the previously disclosed guidance ranges of $700 to $750 per ounce and $1,000 to $1,050 per ounce, respectively.

2024 Guidance Highlights

  2024 gold production guidance of 370,000 to 410,000 ounces, an 11% increase from the midpoint of guidance year-over-year.
  2024 copper production guidance of 55 to 65 million pounds.
  2024 gold production cost guidance of $800 to $900 per ounce and AISC on a by-product basisNG guidance of $1,075 to $1,175 per ounce.
  2024 sustaining capitalNG guidance of $100 to $125 million and non-sustaining capitalNG guidance of $8 to $15 million.
  2024 exploration guidance of $35 to $45 million, including $17 to $22 million of brownfield exploration, and $18 to $23 million of greenfield and generative exploration programs.

President and CEO, Paul Tomory, commented, “We ended the year with strong operating performance from Öksüt and Mount Milligan, which allowed us to achieve our production guidance for both gold and copper for the year. We generated strong free cash flow for a second consecutive quarter, with our cash and cash equivalents exceeding $600 million. Looking ahead to 2024, we are forecasting higher gold production compared to last year, and we expect to continue to generate strong cash flow from operations.”

“Our team is focused on several key areas in 2024, including the completion of Mount Milligan’s site-wide optimization program in the second half of the year, which is focused on assessments of safety, productivity, and cost efficiency opportunities. We will be initiating a Preliminary Economic Assessment at Mount Milligan to evaluate the substantial resources with the goal to unlock value beyond the current 2035 mine life, targeted for the first half of 2025. We are also expecting to complete a feasibility study for the Thompson Creek molybdenum mine restart in mid-2024, as well as an initial resource estimate at the Goldfield Project by the end of 2024. In the year ahead, we expect to continue to deliver on our strategic plan that will drive future value and growth for Centerra.”

2023 Preliminary Production Results

	Q4 2023	Full Year 2023	2023 Full Year Guidance(1)
Total Gold Production (oz)	129,259	350,317	340,000 - 360,000
Mount Milligan (oz)	40,503	154,391	150,000 - 160,000
Öksüt (oz)	88,756	195,926	190,000 - 200,000
Total Copper Production (Mlbs)	19.7	61.9	60 - 70

(1) As disclosed with the Q3 2023 financial results on October 31, 2023 (LINK).

2024 Guidance

	2024 Guidance			2023 Consolidated Actuals
	Mount Milligan(5,6)	Öksüt(6)	Consolidated	Q3 2023 YTD(2)	Q4 2023(3)	FY 2023(4)
Production
Total Gold Production (koz)	180 – 200	190 – 210	370 – 410	221	129	350
Total Copper Production (Mlbs)	55 - 65	n/a	55 - 65	42	20	62
Costs
Gold Production Cost ($/oz)	950 – 1,050	650 – 750	800 – 900	820	-	-
AISC on a by-product basisNG ($/oz)	1,075 – 1,175	900 – 1,000	1,075 – 1,175	1,122	-	-
Capital Expenditures
Additions to PP&E	55 – 65	40 – 50	108 – 140	54	-	-
Total capital expenditures	55 – 65	40 – 50	108 – 140	52
Sustaining capital expendituresNG ($M)	55 – 65	40 – 50	100 – 125	49	-	-
Non-sustaining capital expendituresNG ($M)	0	0	8 – 15	3	-	-
Other Items
Depreciation and amortization ($M)	90 – 100	45 – 55	140 – 165	84	-	-
Current income tax paid ($M)	1 – 5	85 - 95	86 – 100	9	-	-
General and administrative expenses ($M)	n/a	n/a	37 – 42(1)	33	-	-

(1)	General and administrative expenses include $8 to $10 million of stock-based compensation.
(2)	Nine months ended September 30, 2023.
(3)	Three months ended December 31, 2023.
(4)	Twelve months ended December 31, 2023.
(5)	The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”) in the presented periods. Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.50 per pound for 2024, Mount Milligan Mine’s average realized gold and copper price for 2024 would be $1,355 per ounce and $2.94 per pound, respectively, compared to average realized prices of $1,431 per ounce and $3.01 per pound in 2023, when factoring in the Mount Milligan Streaming Arrangement and concentrate refining and treatment costs. The blended copper price of $3.50 per pound factors in copper hedges in place as of December 31, 2023.
(6)	In 2024, gold and copper production at the Mount Milligan Mine is projected with recoveries estimated at 64% and 78%, respectively. Gold production at the Öksüt Mine assumes recoveries of approximately 76%. Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.

Mount Milligan

Mount Milligan’s 2024 gold production is expected to be in the range of 180,000 to 200,000 ounces, a 22% increase of the midpoint year-over-year, driven by mine sequencing and higher gold grades. Copper production is expected to be 55 to 65 million pounds in 2024. As previously disclosed with the third quarter 2023 financial results on October 31, 2023, the Company deferred processing a portion of the elevated pyrite bearing high-grade gold, low-grade copper ore mined in Phase 7 to 2024, for blending purposes. This is expected to result in overall higher gold grades this year. In 2024, gold and copper recoveries are expected to be similar to those achieved in 2023. Additional metallurgical reviews are ongoing, aimed at increasing gold and copper recoveries. Both gold and copper production are expected to be evenly weighted throughout the year, however gold and copper sales will be weighted more towards the second half of 2024, resulting in lower AISC on a by-product basisNG in this period.

In 2024, gold production costs at Mount Milligan are expected to be $950 to $1,050 per ounce and AISC on a by-product basisNG is expected to be $1,075 to $1,175 per ounce. In the fourth quarter of 2023, Centerra embarked on a site-wide optimization program at Mount Milligan, focused on a holistic assessment of occupational health and safety, as well as improvements in mine and plant operations. This program is focused on all aspects of the operation to maximize the potential of the orebody, setting up Mount Milligan for long-term success to 2035 and beyond. Some examples of initiatives include:

  Occupational health and safety: improvements through a complete engagement of the operating team, with a focus on improving employee retention and reduced turnover.
  Mine: improvements of the load/haul cycle, productivity, enhanced mine maintenance practices and refinement of the geology-metallurgy model; working towards seamless integration of mine and plant operations.
  Plant: continuous improvement in the overall operability of the plant, flotation circuit, consumables, materials handling systems, and blending consistency of feed to the plant. The Company expects these actions to enhance plant throughput and recovery.

The Company is encouraged by the preliminary cash flow improvement estimates from the first phases of work on the program. Estimates of the potential cost savings from the asset optimization review are still being developed and are not included in Mount Milligan’s 2024 cost guidance ranges.

In 2024, Mount Milligan is expected to have between $55 and $65 million in additions to plant, property, and equipment, all of which are sustaining capitalNG. This includes capital carried over from 2023, equipment rebuilds, and annual capital related to the tailings storage facility (“TSF”).

Öksüt

At Öksüt, 2024 gold production is expected to be in the range of 190,000 to 210,000 ounces, which is unchanged from the previously disclosed life of mine (“LOM”) plan, published on September 18, 2023 (LINK). Gold production is expected to be weighted more towards the first half of 2024, as the elevated leach pad inventories and stockpiles are processed through the adsorption, desorption, and recovery (“ADR”) plant.

In 2024, gold production costs at Öksüt are expected to be $650 to $750 per ounce and AISC on a by-product basisNG is expected to be $900 to $1,000 per ounce, $50 per ounce higher, and $100 per ounce higher, than previously disclosed in the LOM plan. The increase is related to higher royalty rates based on the current elevated gold price environment, a slight increase in sustaining capital, and a new multi-year contract with the existing mining and hauling services provider.

In 2024, Öksüt is expected to have between $40 and $50 million in additions to plant, property, and equipment, all of which is sustaining capitalNG. This includes capital stripping, heap leach construction, and equipment purchases. The increase in sustaining capital compared to the previously disclosed LOM plan is related to deferred stripping as a result of the new mining and hauling services contract.

The Turkish corporate income tax rate applicable to Öksüt is 25%. In 2024, Öksüt’s current income tax paid is expected to be between $85 and $95 million, which includes withholding tax related to repatriation of earnings. Income tax payments in Türkiye are typically paid in cash on a one-quarter lag and the Turkish Government State royalty payment is made in the second quarter on an annual basis. In 2024, tax payments for the fourth quarter 2023 and the first quarter 2024 will both be paid in the second quarter of 2024. As a result, cash flows at Öksüt in the second quarter of 2024 will be impacted by the tax and royalty payments.

Molybdenum Business Unit

In 2024, the care and maintenance and reclamation expenditures for the Molybdenum Business Unit (“MBU”) are expected to be between $21 and $28 million. This includes $15 to $18 million of reclamation expenditures at the Endako Mine (“Endako”), $5 to $7 million of care and maintenance costs at Endako, and $1 to $3 million of care and maintenance costs for the first six months of 2024 at the Thompson Creek Mine (“Thompson Creek”). Substantially all reclamation costs planned in 2024 have been included in the reclamation provision as at December 31, 2023.

For the first six months of 2024, project development costs at Thompson Creek are expected to be $17 to $20 million of expensed costs related to stripping and general and administrative expenses, and $7 to $12 million of non-sustaining capitalized costsNG related to equipment purchases and refurbishments. The Company continues to progress work on the Thompson Creek feasibility study (“FS”), which is expected to be completed by mid-2024. Upon completion of the FS, the Company will update the Thompson Creek guidance as necessary.

In 2024, cash from operations at the Langeloth Metallurgical Facility (“Langeloth”) is expected to be between positive $20 million and negative $25 million, with movements in working capital dependent on market molybdenum prices. Sustaining capital expendituresNG at Langeloth in 2024 are expected to be $5 to $10 million and are related to a planned acid plant maintenance shutdown that routinely occurs every several years.

Goldfield Project

In 2024, Goldfield Project development costs are expected to be $9 to $13 million related to exploration drilling and metallurgical test work. The Company is focused on exploration programs on the large land package with a focus on oxide and transition material. Contingent on exploration success and metallurgical testwork results throughout the year, the Company expects an initial resource estimate at the Goldfield Project by the end of 2024.

Kemess Project

In 2024, the Kemess Project will continue to be on care and maintenance. Care and maintenance costs are expected to be $12 to $14 million and reclamation costs are expected to range from $12 to $16 million. Reclamation activities are expected to be focused on decommissioning of the Kemess South TSF sedimentation pond and associated works. These activities were originally planned for 2023, but were deferred to 2024 due to the high occurrence of wildfires in British Columbia last year. Substantially all reclamation costs planned in 2024 have been included in the reclamation provision as at December 31, 2023.

Exploration Expenditures

In 2024, exploration expenditures are expected to be $35 to $45 million, including $17 to $22 million of brownfield exploration and $18 to $23 million of greenfield and generative exploration programs. The exploration targets for brownfield projects include further drilling and testing work at Mount Milligan, as well as Goldfield and Oakley Projects.

2024 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2024, after giving effect to the hedges in place as at December 31, 2023, include the following:

  A market gold price of $1,850 per ounce and an average realized gold price at Mount Milligan of $1,355 per ounce after reflecting the streaming arrangement with Royal Gold (35% of Mount Milligan’s gold at $435 per ounce).
  A market price of $3.50 per pound for the unhedged portion of copper production. This equates to a blended copper price of $3.50 per pound, reflecting a minimum projected impact of a reduced volume of copper hedges in place for 2024. Realized copper price at the Mount Milligan Mine is estimated to average to $2.94 per pound after reflecting the Mount Milligan Streaming Arrangement (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
  A molybdenum price of $20.00 per pound.
  Exchange rates: $1USD:$1.33 Canadian dollar; $1USD:30.00 Turkish lira.
  Diesel fuel price assumption: $1.06 per litre (CAD$1.41 per litre) at Mount Milligan.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2024 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2024 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially, and which are discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form.

2024 Sensitivities

		Impact on ($ millions)				Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash Flows	AISC on a by-product basis per ounceNG
Gold price(1)	-$50/oz +$50/oz	8.5 - 10.5 8.5 - 10.5	- -	15.5 - 17.0 15.5 - 17.0	7.0 - 8.5 7.0 - 8.5	10 - 12 10 - 12
Copper price(1)	-10% +10%	0.3 - 0.5 0.3 – 1.0	- -	8.5 - 11.0 18.0 - 21.0	8.0 - 11.0 17.5 - 20.5	20 - 30 45 – 55
Diesel fuel(1)	10%	1.0 - 1.5	0.5 – 1.0	-	1.5 – 2.5	4 – 6
Canadian dollar(1) (2)	10 cents	18.5 - 20.0	0.1 – 0.2	-	18.5 - 20.0	45 – 55
Turkish lira(3)	1 lira	0.2 - 0.5	0.1 - 0.2	-	0.3 - 0.7	1 – 2

(1) Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2023 of approximately 20%, 51% and 78%, respectively.
(2) Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.
(3) Assumes an increase in the Turkish Lira will be partially offset by inflation.

Fourth Quarter and Full Year 2023 Operating and Financial Results and Conference Call

Centerra will release its fourth quarter and full year 2023 operating and financial results after the market closes on Thursday February 22, 2024. The Company will host a conference call and webcast to discuss the results on Friday February 23, 2024, at 9:00 am Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following link:
  https://services.choruscall.ca/links/centerragold2023q4.html
  An archive of the webcast will be available until the end of day on May 23, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-800-319-4610 or 604-638-5340. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day March 23, 2024. The recording can be accessed by dialing 412-317-0088 or 1-855-669-9658 and using the passcode 0641. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investor/events-presentations.

Qualified Person

The scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Paul Chawrun, P.Eng., who is a member of the Professional Engineers Ontario and Centerra’s Executive Vice President and Chief Operating Officer, who is a qualified person for the purpose of NI 43-101.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed at”, “assume”, “believe”, “contingent”, “continue”, “expect”, “forecast”, “goal”, “near”, “ongoing”, “potential”, “preliminary”, “project”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: preliminary production results for the fourth quarter and the full year ended December 31, 2023; achieving 2023 annual guidance; statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; a Preliminary Economic Assessment at Mount Milligan and any related evaluation of resources or a LOM beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek molybdenum mine; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the optimization program at Mount Milligan including any improvements to occupational health and safety, the mine and the plant and any potential costs savings resulting from the same; the expected gold production at Öksüt in 2024; the new multi-year contract with the existing mining and hauling services provider at Öksüt; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this news release include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	178.8	125.9	135.3	104.8	43.5	21.1
Production costs attributable to copper	106.0	94.3	106.0	94.3	—	—
Total production costs excluding molybdenum segment, as reported	284.8	220.2	241.3	199.1	43.5	21.1
Adjust for:
Third party smelting, refining and transport costs	7.8	8.6	7.4	8.4	0.4	0.2
By-product and co-product credits	(137.5)	(169.5)	(137.2)	(169.5)	(0.3)	—
Adjusted production costs	155.1	59.3	111.5	38.0	43.6	21.3
Corporate general administrative and other costs	32.8	35.7	0.1	0.6	—	—
Reclamation and remediation - accretion (operating sites)	4.3	5.4	1.8	1.3	2.5	4.1
Sustaining capital expenditures	48.1	54.6	27.6	43.2	20.5	11.4
Sustaining lease payments	4.3	4.3	3.8	3.9	0.5	0.4
All-in sustaining costs on a by-product basis	244.6	159.3	144.8	87.0	67.1	37.2
Exploration and study costs	50.4	42.6	4.2	10.1	1.3	2.5
Non-sustaining capital expenditures	2.9	2.0	—	1.5	—	—
Care and maintenance and other costs	23.0	9.1	—	—	14.2	0.4
All-in costs on a by-product basis	320.9	213.0	149.0	98.6	82.6	40.1
Ounces sold (000s)	218.1	192.7	119.3	138.0	98.8	54.7
Pounds sold (millions)	43.5	58.0	43.5	58.0	—	—
Gold production costs ($/oz)	820	653	1,134	759	440	386
All-in sustaining costs on a by-product basis ($/oz)	1,122	826	1,214	629	679	680
All-in costs on a by-product basis ($/oz)	1,471	1,105	1,249	713	836	732
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,168	1,062	1,300	958	679	680
Copper production costs ($/pound)	2.43	1.63	2.43	1.63	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.78	2.04	2.78	2.04	n/a	n/a

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$53.8	$247.2	$25.4	$34.6	$23.4	$9.1	$0.6	$1.0	$4.4	$202.5
Adjust for:
Costs capitalized to the ARO assets	1.0	18.1	2.5	9.9	(1.5)	1.90	—	—	—	6.3
Costs capitalized to the ROU assets	(2.7)	(0.2)	(0.1)	—	(1.2)	(0.2)	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.2)	0.9	(0.2)	0.2	(0.2)	0.6	—	0.1	0.2	—
Capital expenditures	$51.9	$57.8	$27.6	$44.7	$20.5	$11.4	$0.6	$1.1	$3.2	$0.6
Sustaining capital expenditures	49.0	55.8	27.6	43.2	20.5	11.4	0.6	1.1	0.3	0.1
Non-sustaining capital expenditures	2.9	2.0	—	1.5	—	—	—	—	2.9	0.5

(1)	As presented in note 14 of the Company’s condensed consolidated financial statements.
(2)	Includes reclassification of insurance and capital spares from supplies inventory to PP&E.